SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                      for the period ended 13 October, 2005


                                    BP p.l.c.
                 (Translation of registrant's name into English)


                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


              Form 20-F        |X|          Form 40-F
                         ---------------               ----------------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                    Yes                            No        |X|
                         ---------------               ----------------




October 13, 2005





                  BP AND HPCL SIGN LETTER OF INTENT TO FORM A
                 REFINING AND MARKETING JOINT VENTURE IN INDIA


BP p.l.c. and Hindustan Petroleum Corporation Limited (HPCL) announced today that they have signed a letter of intent to form a 50/50 strategic joint venture covering the refining and marketing sector in India.

One of the joint venture's first major projects will be the construction of a $3 billion refinery, with an annual capacity of at least 9 million tonnes (180,000 barrels a day), at Bhatinda, in Punjab, India. At the same time, the partners will begin to develop a joint marketing activity, including the establishment of a retail service station network, in preparation for the refinery coming on stream in 2009.

In addition, the joint venture will provide assistance in crude selection and supply for other refineries of HPCL.

This strategic partnership would also provide opportunities for HPCL to acquire/ participate in refining & marketing assets that the BP group may identify from its overseas portfolio.

The agreement was signed by Mr John Manzoni, BP's chief executive of refining and marketing, and Mr Mahesh Behari Lal, Chairman of HPCL, in the presence of Mr Mani Shankar Aiyar, Minister of Petroleum and Natural Gas, and Lord Browne, group chief executive of BP, at a ceremony in Delhi.

"India is one of the fastest growing energy markets in the world and we have been evaluating a range of potential areas where BP might become involved," said Lord Browne. "This strategic partnership with HPCL marks a major step forward for us and I'm delighted to be in India for the actual signing."

"The strategic partnership of HPCL and BP would provide a platform for addressing India's energy needs. The companies would work together to achieve energy security for India through co-operation in petroleum business opportunities both in India and overseas," said M B Lal. "It would also support HPCL's broader visions for the future."

The two companies will now establish a joint working group to progress the development of the joint venture and also examine a range of other opportunities, including some outside India.



Notes to Editors:

* Hindustan Petroleum Corporation Limited (HPCL) is the second largest integrated refining and marketing company in India with a turnover of Rs 646.89 billlion ($14.7 billion). It has two fully owned coastal refineries at Mumbai and Vishakhapatnam and one joint venture refinery at Mangalore. Between them, these refineries supply 20 per cent of India's product requirements.

* BP's largest business in India is Castrol India Ltd and the Castrol brand holds a leading position in the retail automotive segment. BP also has a JV with the Tata Group - Tata BP Solar - to manufacture and sell photovoltaic cells and also carries out some oil and chemical trading activities in India.



                                    - ENDS -




                                         SIGNATURES




Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         BP p.l.c.
                                        (Registrant)



Dated: 13 October 2005                            /s/ D. J. PEARL
                                                  ..............................
                                                  D. J. PEARL
                                                  Deputy Company Secretary